MAIL STOP 0511

							December 8, 2004

Angeliki Frangou
Chairman of the Board, Chief Executive Officer and President
International Shipping Enterprises, Inc.
1225 Franklin Avenue, Suite 325
Garden City, New York 11530

      Re:	International Shipping Enterprises, Inc.
		Registration Statement on Form S-1
		File No. 333-119719
      Amended November 29, 2004

Dear Ms. Frangou:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the "marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 18

1. We note the disclosure in the penultimate paragraph on page 18, that "any amounts not paid as consideration to the sellers of the target business may be used to finance operations of target business or to effect other acquisitions, as determined by our board of directors at that time. " Given the terms of the offering (Fair Market Value of the Target Business), that the initial target business must have a market value equal to at least 80% of the company`s assets at the time of such acquisition, it would appear that the company would have a minimal amount of funds and a possible change in control.  It is unclear how the company could effect other
acquisitions.  Please clarify or delete.   In addition, please
reconcile the disclosure on page 18 with the last paragraph in the prospectus summary and elsewhere as applicable.

Legality Opinion

2. Please state the number of shares and units being offered.

3. It appears that your statement "As to facts material to the opinions expressed below, with your permission we have relied solely upon, without independent verification or investigation of the accuracy of or completeness thereof, statements and representations of the officers and other representatives of the Company," contradicts the statement in the preceding paragraph that counsel reviewed the articles of incorporation, bylaws and other corporate documents in rendering this legality opinion. Also, it is inappropriate for counsel to include assumptions that assume any of the material facts underlying the opinion or facts that are readily ascertainable. You cannot assume that the registrant is legally incorporated nor any other material facts underlying the opinion. Please revise and advise.

4. Please remove the statement that this opinion is intended and can only be relied upon by International Shipping Enterprises, Inc.
5. Revise your legality opinion to indicate that opinion opines upon
Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Exhibit 3.1

6. We note that the Amended and Restated Certificate of Incorporation of International Shipping Enterprises, Inc. has numerous inconsistencies. Please see page 3 paragraphs C and D. Please revise accordingly.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Solomon Cromwell at (202) 942-2876 or Tia
Jenkins at (202) 942-1902 if you have questions regarding comments on the financial statements and related matters. Please contact
Craig
Slivka at (202) 942-7470 with any other questions.

Sincerely,


      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies


cc:	Scott M. Miller, Esq.
	Fax: (212) 809-5449